UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2003

INDO-PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report - Evaluation of the Gas and Condensate Reserves of Indo-Pacific Energy Limited in the Kahili Field of New Zealand (as of October 1, 2003)
99.2	Prospectus and Investment Statement dated November 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date:	November 25th, 2003	/s/ David Newman
(Signature)

David Newman
Director